Exhibit 6

March 15, 2022, Mexico City, United States of México

ANNUAL REPORT OF THE AUDIT COMMITTEE OF VISTA OIL & GAS, S.A.B. DE C.V.

To the Board of Directors of

Vista Oil & Gas, S.A.B. de C.V.

Dear Ladies and Gentlemen:

                                     In my capacity as the Chairman of the Audit Committee (the “Committee”) of Vista Oil & Gas, S.A.B. de C.V. (the “Company”), in compliance with the provisions of Section 43, subsections II of the Securities Market Act (“SMA”) and Section 38 of the by-laws of the Company, I hereby proceed to submit the annual report approved by all the members of the Committee, regarding the activities carried out in the period from January 1, 2021 to December 31, 2021.

                                     In consideration of the provisions contained in the SMA, during the relevant fiscal year, the Committee, generally and mainly focused on carrying out the auditing activities that the applicable law and the by-laws of the Company confers on the Committee, in order to assist the Board of Directors in the management of the Company, and holding periodic and regular meetings with different relevant officers of the Company.

                                     With regard to specific concepts corresponding to the functions approved for the Committee, we present the following:

FINANCIAL STATEMENTS

We reviewed the financial information of the Company for the period between January 1, 2021 to December 31, 2021, about which we did not detect irregularities and therefore, recommend its presentation to the Board of Directors of the Company for its approval and publication.

We reviewed the financial statements of the Company as of December 31, 2021, issued by the relevant body of the Company and by Mancera, S.C. member of Ernst & Young Global Ltd., in their capacity as external auditor of the Company, and the accounting policies used in their preparation which were applied in accordance to the International Financial Reporting Standards.

After analysing the comments of the external auditors, together with the internal auditors and with the Company’s Management, we recommend the Board of Directors their approval for their submission to the Shareholders’ Meeting for their consideration.

ACCOUNTING POLICIES

We reviewed the most important accounting policies followed by the Company, which were observed for the preparation of the financial statements of the Company, which are governed by the International Financial Reporting Standards. Based on such review, we recommend the approval of said accounting policies.

EXTERNAL AUDIT

We reviewed the work plans to audit the financial statements and for compliance with internal controls provided by the external auditor firm, which were approved in their entirety.

In our interview and session of the Committee with the external auditors of the Company, we made sure that they fulfilled the independence requirements, in accordance with the applicable law.

The Committee evaluated the performance and, based on such evaluation, we recommended to the Board of Directors of the Company the ratification of Mancera, S.C., member of Ernst & Young Global Limited, as external auditor of the Company, and Mr. Juan Carlos Castellanos López, as partner in charge of the audit of the Company, and the acceptance of their professional fees proposal.

AUDIT AND INTERNAL CONTROL

The Committee supervised the implementation and development of the SOX Project in order to establish an integrated framework that allows the development of internal control systems effectively and efficiently, increasing transparency in financial reports and standardize a system of controls and objective analysis.

PREVENTIVE AND CORRECTIVE MEASURES

During the fiscal year of 2021, the Company did not require to implement any preventive or corrective measures in order to avoid the non-compliance of its operational policies, guidelines and accounting record of the Company and its subsidiaries.

FOLLOW-UP OF RESOLUTIONS OF THE SHAREHOLDERS’ MEETING AND OF THE BOARD OF DIRECTORS

We were informed of the resolutions adopted by the general shareholders’ meetings and by the Board of Directors, concluding that their resolutions were executed according to what was determined in each case.

OBSERVATIONS TO THE ACCOUNTING, INTERNAL CONTROL, INTERNAL AND/OR EXTERNAL AUDIT OF THE COMPANY

During the fiscal year of 2021, no specific observations were necessary with respect to accounting, internal control and internal and/or external audit, nor were any observations received from shareholders, counsels, directors, relevant executives, employees or any other third person, in relation to these matters.

ADMINISTRATIVE MATTERS

During the aforementioned fiscal year, the Audit Committee met in person on one occasion, on October 25 (the “Audit Committee Meeting”) since, prior to that date, as a consequence pf the COVID-19 pandemic, held virtual meetings thereby adopting a set of unanimous resolutions outside of the Committee meeting on four different occasions, on the following dates: (i) February 25; (ii) March 16; (iii) April 27; and (iv) July 27; (the “Audit Committee Unanimous Resolutions”).

We ‘have held regular Committee meetings with the Company’s financial, accounting and internal audit relevant executives to keep ourselves informed on the running of the Company and its activities and relevant events.

We have also met with the external auditors of the Company to discuss the development of their work, any constraints they may have met, and to facilitate any private communication they might desire to have with the Committee.

The work carried out was duly registered in the minutes drafted on every meeting held and its annexes, which were promptly reviewed and approved by the members of the Committee.

The Chairman of the Committee reported timely to the Board of Directors about the activities developed by the Committee in accordance to its duties.

In light of the above, it is our recommendation to the Board of Directors to submit the Company’s financial statements of the period ended December 31, 2021 to the approval of the ordinary general shareholders’ meeting.

Sincerely yours,

/s/ Pierre Jean Sivignon
Pierre Jean Sivignon Chairman of the Audit Committee of Vista Oil & Gas, S.A.B. de C.V.

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